Mail Stop 4561

February 25, 2009

C. Keith Swaney
President, Chief Operating Officer and Treasurer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **RE:** **PVF Capital Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-24948**

Dear Mr. Swaney,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief